UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of common stock of the Issuer (as defined below) issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of Common Stock (as defined below) and 73,066,607 shares of Class B Common Stock (as defined below), representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Brookfield Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person HC

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Partners Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person HC

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV (Parallel), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Capital Management LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person OO

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

1	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 68,058,333 (see item 5)
	9	Sole Dispositive Power 4,977,751 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,058,333 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of the Issuer’s Common Stock and 73,066,607 shares of the Issuer’s Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.00001 per share (the “Common Stock”), of Shoals Technologies Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1400 Shoals Way, Portland, Tennessee, 37148.

Each share of the Issuer’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), entitles its holders to one vote per share on all matters presented to the Issuer’s stockholders generally. Holders of shares of Class B Common Stock will vote together with holders of shares of Common Stock as a single class on all matters presented to the Issuer’s stockholders for their vote or approval, except for certain amendments to the Issuer’s amended and restated certificate of incorporation or as otherwise required by applicable law or the amended and restated certificate of incorporation. Holders of Class B Common Stock will not be entitled to receive any distributions from or participate in any dividends declared by the Issuer’s board of directors.

As of February 5, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement filed as Exhibit 1 to this Schedule 13D:

(1) Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P., a Delaware limited partnership (“Oaktree”);

(2) Brookfield Asset Management Inc., a Canadian corporation (“Brookfield”);

(3) Partners Limited, a Canadian limited company (“Partners”);

(4) Oaktree Power Opportunities Fund IV, L.P., a Delaware limited partnership (the “Main Fund”);

(5) Oaktree Fund GP, LLC, a Delaware limited liability company (“Oaktree GP”);

(6) Oaktree Power Opportunities Fund IV (Parallel), L.P., a Delaware limited partnership (the “Parallel Fund”);

(7) Oaktree Capital Management LP, a Delaware limited partnership (“OCM”);

(8) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”);

(9) Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas”); and

(10) Oaktree Capital Group Holdings, L.P. a Delaware limited partnership (“OCGH”).

The business address of each of the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071, except for Oaktree, whose business address is 1400 Shoals Way, Portland, Tennessee 37148, and Brookfield and Partners, whose business address is Brookfield Place, 181 Bay Street, Suite 300, Toronto, A6 M5J 2T3. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Oaktree is beneficially owned by the Main Fund and the Parallel Fund (together, the “Oaktree Funds”), and is controlled by its general partner, Oaktree GP. Oaktree GP is in turn an affiliate of OCM, which is the investment manager of each of the Oaktree Funds. As a result, each of the Oaktree Funds and OCM may be deemed to have beneficial ownership of the shares owned by Oaktree. OCM’s asset management business is indirectly controlled by OCG and Atlas. As of November 9, 2020, approximately 61.8% of OCM’s business is indirectly owned by Brookfield and the remaining approximately 38.2% is ultimately owned by current and former OCM executives and employees. Brookfield’s ownership interest in OCM’s business is held through OCG, Atlas OCM and other holding entities. Partners is the sole owner of Class B limited voting shares of Brookfield. The current and former OCM executives and employees hold their interests through a separate entity, OCGH. The board of directors of OCG and of Atlas is currently comprised of (together, the “Directors”): (i) five Oaktree senior executives, Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, and Sheldon M. Stone; (ii) three independent directors, Stephen J. Gilbert, D. Richard Masson, and Marna C. Whittington; and (iii) two Brookfield senior executives, Justin B. Beber and J. Bruce Flatt. The Reporting Persons and all Directors expressly disclaim beneficial ownership of the shares held by the Selling Stockholder, except to the extent of their respective pecuniary interests therein. During the last five years, none of the Reporting Persons or any of the Directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the reorganization transactions, as described in the Registration Statement on Form S-1 (File No. 333-251830) of the Issuer (the “Reorganization Transactions”), in connection with the Issuer’s initial public offering (the “IPO”), the Issuer issued 81,977,751 shares of Common Stock to Oaktree as consideration in the merger of Shoals Investment CTB LLC, a wholly owned subsidiary of Oaktree, into the Issuer, of which 77,000,000 shares of Common Stock were sold in connection with the IPO on January 29, 2021.

Item 4.	Purpose of Transaction

The responses of the Reporting Persons to Items 3 and 6 hereof are incorporated herein by reference.

The shares are held for investment purposes. Other than the Reporting Persons’ relationship with Jason Lee, Peter Jonna, Brad Forth and Frank Cannova, members of the Issuer’s board of directors, and as otherwise described herein, none of the Reporting Persons’ nor, to the best of their knowledge, any of the Directors currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D. The Reporting Persons intend to consider their investment in the Issuer in light of share price, alternative investment opportunities, internal capital allocations, taxes and other relevant considerations and may, at any time and from time to time, review or reconsider their position in light of those considerations, and/or change their purpose and/or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through Oaktree, and Dean Solon (the “Founder”), Solon Holdco I, GP and Solon Holdco II, GP (together, the “Solon Entities”) as parties to the Stockholders’ Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 40.9% of the 166,594,358 shares of the Issuer’s common stock issued and outstanding as of January 29, 2021, consisting of 93,527,751 shares of Common Stock and 73,066,607 shares of Class B Common Stock, representing approximately 56.14% and 43.86% of the combined voting power of all of the Issuer’s common stock, respectively.

The Reporting Persons have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 4,977,751 shares of Common Stock described in Row (9) of the cover page of this Schedule 13D.

(c) Except as disclosed in Items 3 and 4 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons nor, to their knowledge, any Director, effected any transaction in the Common Stock in the past 60 days.

2

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Items 2, 3 and 4 hereof are incorporated herein by reference.

Registration Rights Agreement

In connection with the IPO, Oaktree entered into a registration rights agreement, a copy of which is filed with this Schedule 13D as Exhibit 2 to this Schedule 13D (the “Registration Rights Agreement”), with the Solon Entities and certain executive officers and employees of the Issuer (together, the “Continuing Equity Owners”). The Registration Rights Agreement provides Oaktree and the Founder with customary long form and short form demand registration rights, as well as customary shelf registration rights; provided that the number of Founder shares as a percentage of selling stockholder shares to be included in the registration statement (i) for the first public offering following the consummation of this offering if such offering would close on or prior to the first anniversary of the IPO will not exceed 22.5% and (ii) for any other public offering following the consummation of the IPO will not exceed 50.0%. The Registration Rights Agreement will also provide Oaktree and the Continuing Equity Owners with customary “piggyback” registration rights. The Registration Rights Agreement contains provisions that require the parties thereto to coordinate with one another with respect to sales of shares of Common Stock and contains certain limitations on the ability of the members of the Issuer’s management party to the Registration Rights Agreement to offer, sell or otherwise dispose of shares of Common Stock, including limitations pursuant to lock-up agreements. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the holders of the Issuer’s common stock party thereto relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act of 1933, as amended.

Stockholders’ Agreement

In connection with the IPO, Oaktree entered into a stockholders’ agreement, a copy of which is filed with this Schedule 13D as Exhibit 3 to this Schedule 13D (the “Stockholders’ Agreement”), with the Continuing Equity Owners. The Stockholders’ Agreement governs matters related to the Issuer’s corporate governance, rights to nominate and designate directors and additional matters.

The Stockholders’ Agreement provides that for so long as Oaktree owns at least 20% of the outstanding equity securities of the Issuer that are not shares of Common Stock awarded under the Issuer’s long-term incentive plan or other incentive equity plan (the “Plan Shares”), Oaktree is entitled to nominate three directors for election to the Issuer’s board of directors; for so long as Oaktree owns at least 15% but less than 20% of the outstanding equity securities of the Issuer that are not Plan Shares, Oaktree is entitled to nominate two directors for election to our board of directors; and for so long as Oaktree owns at least 10% but less than 15% of the outstanding equity securities of the Issuer that are not Plan Shares, Oaktree is entitled to nominate one director for election to our board of directors. The Stockholders’ Agreement will also provide that for so long as the Founder owns at least 10% of the outstanding equity securities of the Issuer that are not Plan Shares, the Founder is entitled to nominate one director for election to the Issuer’s board of directors.

Pursuant to the Stockholders’ Agreement, the Issuer will use its best efforts to cause the election of the slate of nominees recommended by its board of directors which, subject to the fiduciary duties of the directors, will include the persons nominated by Oaktree and the Founder in accordance with the Stockholders’ Agreement. Subject to the terms of the Stockholders’ Agreement, the Continuing Equity Owners and Oaktree agree to vote their shares in favor of the election of the director nominees designated by Oaktree and the Founder.

At its current ownership level, Oaktree is not entitled to nominate any director and the Founder is entitled to nominate one director for election to the Issuer’s board of directors. The Founder currently serves on the Issuer’s board of directors and serve as the initial designee of the Founder. The size of the Issuer’s board of directors is currently eight, consisting of seven individuals, including one as chairman, and one vacancy. One board seat will remain vacant. In the event that an Oaktree designee or the Founder designee ceases to serve as a director, Oaktree or the Founder, as applicable, will be entitled to designate another nominee to fill the resulting vacancy.

3

The Stockholders’ Agreement will terminate as it relates to each stockholder at such time as such stockholder ceases to own any equity securities of the Issuer, except for the rights that will survive cessation of ownership of equity securities, including the rights of Oaktree and the Founder under the Registration Rights Agreement.

Lock-Up Agreement

Oaktree has entered into a lock-up agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D (the “Lock-up Agreement”), with the IPO underwriters pursuant to which Oaktree, subject to certain exceptions, for a period of 180 days after the date of the IPO final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, common units of Shoals Parent LLC (“Parent”), the Issuer’s wholly-owned subsidiary (the “LLC Interests”), or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or LLC Interests (together, the “Lock-up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-up Securities or any security convertible into or exercisable or exchangeable for Lock-up Securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Lock-up Securities or any security convertible into or exercisable or exchangeable for Lock-up Securities, or publicly disclose the intention to undertake any of the foregoing.

The descriptions of the Registration Rights Agreement, the Stockholders’ Agreement and the Lock-Up Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2021

2	Registration Rights Agreement, dated January 29, 2021, by and among Shoals Technologies Group, Inc. and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. and certain other holders identified therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

3	Stockholders’ Agreement, dated as of January 29, 2021, by and among Shoals Technologies Group, Inc., Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P., Solon Holdco I, GP, Solon Holdco II, GP, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

4	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

OAKTREE POWER OPPORTUNITIES FUND IV (DELAWARE) HOLDINGS, L.P.

/s/ Jason Lee
Name: Jason Lee
Title: Managing Director

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President - Legal & Regulatory

PARTNERS LIMITED

/s/ Brian Lawson
Name: Brian Lawson
Title: President

OAKTREE POWER OPPORTUNITIES FUND IV, L.P.

By: Oaktree Power Opportunities Fund IV GP, L.P.
Its: General Partner

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE POWER OPPORTUNITIES FUND IV (PARALLEL), L.P.

By: Oaktree Power Opportunities Fund IV GP, L.P.

Its: General Partner

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT L.P.

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

ATLAS OCM HOLDINGS, LLC

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holding GP, LLC
Its: General Partner

/s/ Henry Orren
Name: Henry Orren
Title: Vice President